FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated August 5, 2010 of Diana Shipping Inc. (the "Company") announcing its financial results for the second quarter and six months ended June 30, 2010.

The information contained in this Report on Form 6-K, except for the comments of Simeon Palios, Chairman and CEO of the Company, is hereby incorporated by reference into the Company's registration statement on Form F-3D (File no. 333-150406) filed with the U.S. Securities and Exchange Commission (the "Commission") with an effective date of April 24, 2008, and the Company's registration statement on Form F-3 ASR (File no. 333-159016) filed with the Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: August 5, 2010	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2010

ATHENS, GREECE, August 5, 2010 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today reported net income to Diana Shipping Inc. of $33.9 million for the second quarter of 2010. This compared to net income of $30.4 million reported in the second quarter of 2009.

Voyage and time charter revenues were $68.7 million for the second quarter of 2010, compared to $59.8 million for the same period of 2009, mainly due to the addition to the Company's fleet of the vessels m/v Houston, acquired in October 2009, m/v Melite, delivered in January 2010, and m/v New York, delivered in March 2010.

Net income to Diana Shipping Inc., for the six months ended June 30, 2010 amounted to $62.7 million, compared to net income of $65.2 million for the same period of 2009. Voyage and time charter revenues were $130.9 million for the six months ended June 30, 2010, compared to $122.5 million for the same period of 2009.

Simeon Palios, Chairman and CEO of Diana Shipping, said:

"Diana Shipping's strategy has always been focused on creating value for shareholders, taking into account the highly cyclical nature of the dry bulk shipping industry.  We delivered increased profitability for the 2010 second quarter by pursuing our disciplined business strategy of expanding our fleet and managing our charter activities to produce a reliable revenue stream. World economies have shown clear signs of sustainable improvement, which should have a positive effect on the demand for carrying dry bulk commodities by sea. However, on the supply side, the industry is witnessing a significant order book of new vessels to be delivered in the next two years, which may create further pressure on charter rates and vessel values. We believe the Company is appropriately positioned in our industry space, with a strong balance sheet and predictable contracted cash flow, and is thus well prepared to take advantage of opportunities that may arise in this situation."

Fleet Employment Profile (As of August 5, 2010)
Currently Diana's fleet is employed as follows:

Vessel	Built	Dwt	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***			Notes
Panamax Vessels

CORONIS	2006	74,381	C	$14,000	5.00%	TPC Korea Co. Ltd., Seoul	26-Mar-09	7-Apr-10
				$24,000	5.00%	Siba Ships Asia Pte. Ltd.	7-Apr-10	7-Mar-12	-	22-Jun-12

ERATO	2004	74,444	C	$20,500	5.00%	C Transport Panamax Ltd., Isle of Man	4-Mar-10	4-Dec-11	-	4-Mar-12

NAIAS	2006	73,546	B	$19,000	4.75%	J. Aron & Company, New York	24-Aug-09	24-Sep-2010
				$19,750	5.00%		24-Sep-2010	24-Aug-2012	-	24-Oct-2012

CLIO	2005	73,691	B	$11,000	5.00%	Cargill International S.A., Geneva	26-Feb-09	8-May-10			1, 2
				$25,000	5.00%	Daelim Corporation, Seoul	8-May-10	8-Apr-12	-	8-Jun-12

CALIPSO	2005	73,691	B	$9,400	5.00%	Cargill International S.A., Geneva	24-Jan-09	4-Apr-10
				$30,500	5.00%		4-Apr-10	4-Sep-10
				$23,000	5.00%		4-Sep-10	20-Jul-11	-	19-Oct-11

PROTEFS	2004	73,630	B	$59,000	5.00%	Hanjin Shipping Co. Ltd., Seoul	18-Sep-08	18-Aug-11	-	18-Nov-11

THETIS	2004	73,583	B	$23,000	5.00%	Glencore Grain BV, Rotterdam	6-Mar-10	6-Feb-11	-	21-Apr-11

DIONE	2001	75,172	A	$12,000	5.00%	Louis Dreyfus Commodities S.A., Geneva	1-Jan-09	1-Sep-10	-	11-Sep-10
				$20,500	5.00%		11-Sep-10	11-Jul-12	-	11-Nov-12	3

DANAE	2001	75,106	A	$12,000	5.00%	Augustea Oceanbulk Maritime Limitada, Madeira	7-Apr-09	23-Jan-11	-	22-Apr-11	4

OCEANIS	2001	75,211	A	$18,000	5.00%	Bunge S.A., Geneva	6-Aug-09	6-Jul-10	-	21-Sep-10
				$19,750	5.00%	China National Chartering Co. Ltd. (Sinochart), Beijing	21-Sep-2010	21-Aug-2012	-	5-Nov-2012	5

TRITON	2001	75,336	A	$17,000	5.00%	Intermare Transport GmbH, Hamburg, Germany	10-Oct-09	10-Sep-10	-	25-Nov-10

ALCYON	2001	75,247	A	$34,500	4.75%	Cargill International S.A., Geneva	21-Feb-08	21-Nov-12	-	21-Feb-13

NIREFS	2001	75,311	A	$21,000	5.00%	Louis Dreyfus Commodities Suisse S.A.	12-Feb-10	29-Dec-11	-	27-Mar-12

MELITE	2004	76,436		$24,250	5.00%	J. Aron & Company, New York	29-Jan-10	29-Dec-10	-	28-Feb-11

Fleet Employment Profile (As of August 5, 2010)
Currently Diana's fleet is employed as follows:

Vessel	Built	Dwt	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***			Notes

Capesize Vessels

NORFOLK	2002	164,218		$74,750	3.75%	Corus UK Limited	12-Feb-08	12-Jan-13	-	12-Mar-13

ALIKI	2005	180,235		$45,000	4.75%	Cargill International S.A., Geneva	1-May-09	1-Mar-11	-	1-Jun-11	6, 7

SALT LAKE CITY	2005	171,810		$55,800	5.00%	Refined Success Limited	28-Sep-07	28-Aug-12	-	28-Oct-12	8

SIDERIS GS	2006	174,186	D	$36,000	5.00%	BHP Billiton Marketing AG	30-Nov-09	16-Oct-10
				$30,500	5.00%		16-Oct-10	16-Feb-13	-	16-Jun-13

SEMIRIO	2007	174,261	D	$31,000	5.00%	BHP Billiton Marketing AG	15-Jun-09	30-Apr-11	-	30-Jul-11	9

BOSTON	2007	177,828	D	$52,000	5.00%	BHP Billiton Marketing AG	13-Nov-07	28-Sep-11	-	28-Dec-11	10

HOUSTON	2009	177,729	D	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14	-	3-Jan-15	11

NEW YORK	2010	177,773	D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15	-	3-May-15

Vessels Under Construction

H1234	2012	206,000	E	N/A	N/A	N/A	N/A	N/A		N/A	12

H1235	2012	206,000	E	N/A	N/A	N/A	N/A	N/A		N/A	12

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter
** Total Commission percentage paid to third parties
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1 The charterer has agreed to pay a gross rate of $37,500 per day for the excess period commencing March 27, 2010.
2 Vessel off-hire for drydocking from April 27, 2010 to May 7, 2010.
3 Estimated date.
4 Augustea Oceanbulk Maritime Limitada, Madeira is a guaranteed nominee of Augustea Atlantica Srl, Naples.
5 Estimated date.
6 The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on May 1, 2007, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

7 Vessel off-hire for drydocking from April 20, 2010 to May 5, 2010.
8 Vessel off-hire for drydocking from July 17, 2010 to July 29, 2010.
9 The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on June 15, 2007, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

10 The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

11 Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Shipping Group Co.
12 Information based upon shipbuilding contracts.

Summary of Selected Financial & Other Data
	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$68,681	$59,786	$130,865	$122,479
Voyage expenses	3,133	3,065	5,543	6,291
Vessel operating expenses	12,030	10,308	24,541	19,749
Net income to Diana Shipping Inc.	33,851	30,439	62,657	65,249
FLEET DATA
Average number of vessels	22.0	19.0	21.5	19.0
Number of vessels	23.0	19.0	23.0	19.0
Weighted average age of fleet (in years)*	5.0	4.8	5.0	4.8
Ownership days	2,003	1,729	3,897	3,439
Available days	1,980	1,715	3,849	3,419
Operating days	1,974	1,700	3,838	3,370
Fleet utilization	99.7%	99.1%	99.7%	98.6%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$33,105	$33,073	$32,560	$33,983
Daily vessel operating expenses (2)	$6,006	$5,962	$6,297	$5,743

*	Excluding the container vessel Sagitta

(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, August 5, 2010.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dianashippinginc.com.  A telephone replay will be available by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Account number 362 and Replay ID number 354009.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2010	2009	2010	2009

REVENUES:
Voyage and time charter revenues	$68,681	$59,786	$130,865	$122,479

EXPENSES:
Voyage expenses	3,133	3,065	5,543	6,291
Vessel operating expenses	12,030	10,308	24,541	19,749
Depreciation and amortization of deferred charges	12,875	10,999	25,011	21,836
General and administrative expenses	6,799	4,208	11,865	8,281
Foreign currency losses (gains)	(473)	(54)	(637)	(297)
Operating income	34,317	31,260	64,542	66,619

OTHER INCOME (EXPENSES):
Interest and finance costs	(1,230)	(892)	(2,263)	(1,696)
Interest Income	232	179	481	434
Loss from financial instruments	(347)	(108)	(982)	(108)
Total other income (expenses), net	(1,345)	(821)	(2,764)	(1,370)

Net Income	$32,972	$30,439	$61,778	$65,249

Loss attributed to minority interests	879	-	879	-

Net income to Diana Shipping Inc.	33,851	30,439	62,657	65,249

Earnings per common share, basic and diluted	$0.42	$0.39	$0.78	$0.86

Weighted average number of common shares, basic	80,665,391	77,710,760	80,648,160	76,062,974

Weighted average number of common shares, diluted	80,756,231	77,816,329	80,733,623	76,139,355

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET DATA
(In thousands of U.S. dollars)
	June 30, 2010	December 31, 2009
ASSETS

Cash and cash equivalents	$298,190	$282,438
Other current assets	16,359	14,718
Advances for vessels under construction and acquisitions and other vessel costs	33,609	29,630
Vessels' net book value	1,099,155	979,343
Other fixed assets, net	338	200
Other non-current assets	12,993	14,096
Total assets	$1,460,644	$1,320,425

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$31,416	$32,386
Long-term debt	320,251	276,081
Other non-current liabilities	8,747	12,633
Total stockholders' equity	1,100,230	999,325
Total liabilities and stockholders' equity	$1,460,644	$1,320,425

OTHER FINANCIAL DATA
	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$46,395	$27,147	$83,612	$69,476
Net Cash used in Investing Activities	(79,695)	(36,267)	(148,279)	(36,348)
Net Cash provided by Financing Activities	33,794	122,554	80,419	122,576